Exhibit 77 N


Special Money Market Fund, Inc.
File number 811-5951


Actions required to be reported pursuant to Rule 2a-7

     On December 5th, Moody's downgraded
Lowe's (LOW) ratings to A3 and P-2 and
maintained a negative outlook on the company, as a result in LOW falling to a Tier-2 issuer.